Exhibit 8

List of Subsidiaries

LIST OF SUBSIDIARIES
	Company Name	Jurisdiction of Incorporation
1.	Lumenis Holdings Inc.	Delaware
2.	Lumenis Inc.	Massachusetts
3.	Lumenis (Mexico) SA de CV	Mexico
4.	Lumenis do Brasil Produtos Medicos Ltda.	Brazil
5.	Lumenis (Germany) GmbH	Germany
6.	Lumenis (Italy) SRL	Italy
7.	Lumenis (UK) Limited	England and Wales
8.	Lumenis Holdings (Holland) BV	Netherlands
9.	Lumenis (France) SARL	France
10.	Lumenis (HK) Ltd.	Hong Kong
11.	Lumenis (Asia Pacific) Ltd.	Hong Kong
12.	Lumenis Japan Co. Ltd.	Japan
13.	Ke Yi Ren Medical Laser Equipment Trading (Beijing) Co. Ltd. (also known as Lumenis Medical Laser Equipment Trading (Beijing) Co. Ltd.)	China
14.	Wuhan Sharplan Chutian Medical Laser Manufacturing Ltd.	China
15.	Lumenis India Private Ltd.	India
16.	Lumenis (Australia) Pty. Ltd.	Australia

All active subsidiaries of the Registrant carry on business under the name of “Lumenis”.